Exhibit 99.1

WiMi Announces the Establishment of the Joint Postgraduate Training Practice Center by Lixin Technology Co., Ltd. and the Institute of Semiconductor Manufacturing Research of Shenzhen University

Beijing, September 14, 2020

WiMi Hologram Cloud Inc. (“WiMi” or “the Company”) (NASDAQ:WIMI) today announced that Lixin Technology Co., Ltd. (“Lixin”), a wholly-owned subsidiary of the Company, the Institute of Semiconductor Manufacturing Research of Shenzhen University and Haikou Integrated Free Trade Zone Management Committee have entered into a cooperation agreement for the establishment of the Postgraduate Training Practice Center for the promotion of innovation and development of talents.

In the future, the parties will cooperate in the training and mentoring of postgraduate students and expect to expand cooperation areas, including the joint application of national and local scientific research projects and joint construction of key laboratories, to promote scientific research, talent training and service to local community.

Lixin is a wholly-owned subsidiary of the Company, with an initial registered capital of 200 million RMB. Lixin will focus on research, development and sales of holographic vision intelligent robots and related holographic vision technology services. Lixin Technology will also leverage its parent company’s related patents and copyrights to develop semiconductor products and sell such products to customers across the broader holographic ecosystem. Lixin Technology will focus on a new upstream business in the domestic smart product market, and research, development and sales of semiconductor chips to further enhance the Company's competitiveness.

Based in Hainan province, Lixin Technology will enjoy tax incentives and government support of the fast growing semiconductor industry, industrial and automation technologies and applications of intelligent vision and holographic vision. The Company anticipates its new subsidiary will help develop its fabless semiconductor business by integrating IC design enterprises with its extensive proprietary technologies. The investment and establishment of Lixin Technology is in line with the Company’s optimization of its supply chain management, cost reductions and competitiveness, and the Company’s ongoing efforts to bolster its innovation, design and technical capabilities.

Shenzhen University is located in Shenzhen, Guangdong Province and is a comprehensive university administered by Guangdong Province and sponsored by the Government of Shenzhen Municipality. It has received numerous honors and recognitions, such as the International Technology Cooperation Base and National Talent Training Model Innovation Experimental Area, the National College Students' Innovative Entrepreneurial Training Program, and is a member of the CDIO Engineering Education Alliance. Shenzhen University has achieved rapid development in the fields of talent training, innovation and technology research and development, and has made many original achievements in science and technology. The establishment of the Joint Postgraduate Training Practice Center provides Lixin with the opportunity to explore potential cooperation in the fields of mechanical design, manufacturing and automation, semiconductor integrated circuits, and other academic disciplines of the Shenzhen University.

Haikou Integrated Free Trade Zone was established with the approval of the State Council. With the development of high and new technology industry and preferential policies, the Free Trade Zone drives the development of warehousing and logistics industry, promotes the development of peripheral economy and implements the strategies of functional development, system innovation, technological innovation, and has made impressive achievements. The Free Trade Zone has formed high-tech industrial clusters dominated by biopharmaceuticals, automobile manufacturing, electronic information, electromechanical and processing, and has become the development base and demonstration area of Hainan's high-tech industry and effectively promoted the development of the surrounding economy.

The Company believes that the cooperation among the three parties will provide strong support for the sustainable development of the semiconductor industry. At the same time, the joint training of graduate students is conducive to the development of the academic disciplines and application of scientific and technological achievements of Shenzhen University, and will contribute to the development of the country in cultivating and retaining high-level industrial technical personnel.

The establishment of the Joint Postgraduate Training Practice Center explores new space for the practical teaching of relevant academic disciplines in Shenzhen University. Through in-depth cooperation, the three parties have set up a diversified platform for practice and training, creating favorable conditions for jointly cultivating outstanding scientific research talents and reserving technical force for relevant industries. It also embodies the vision shared by three parties to establish industry-university-research strategic cooperation. The Company hopes that the three parties will seize this opportunity, actively explore new cooperation models and extend cooperation to promote win-win cooperation, and to actively contribute to the development of basic software for localized information construction.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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